EXHIBIT 99.1

April 7, 2022

AVINO REPORTS ENCOURAGING RESULTS FROM ITS 110 HOLE DRILL CAMPAIGN ON THE

OXIDE TAILINGS PROJECT,

INCLUDING 0.76 AU G/T OVER 19.5 METRES IN THE RECENT - OXIDE ZONE

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American, GV6: FSE, “Avino” or “the Company”) is pleased to announce drill results from the Oxide Tailings Project that sits within our tailings storage facility #1 (TSF#1) on the Avino property.

The 2021 drill program included 110 drill holes for a total of 3,645 metres of drilling. The drilling follows up the 2015/2016 campaign for which the 2016 NI 43-101 Preliminary Economic Assessment (“PEA”) is based on, which can be found on Avino’s SEDAR profile. The drill density of the current program should be sufficient to upgrade most of the existing inferred mineral resources to the measured and indicated categories, and to potentially expand the resources. Furthermore, a comprehensive sampling program is underway for an upcoming metallurgical testing program. Once completed and assuming results are conclusive, the existing PEA will be used as the framework for an updated study with the intention of increasing confidence to the Pre-Feasibility Study level.

Selected highlights are shown below with the complete list of drill results available at this link

	SULPHIDE ZONE			OXIDE ZONE - RECENT			OXIDE ZONE - HISTORIC
HOLE ID	DEPTH (m)	Au (g/t)	Ag (g/t)	DEPTH (m)	Au (g/t)	Ag (g/t)	DEPTH (m)	Au (g/t)	Ag (g/t)
PJ-21-01	16.50	0.21	17	21.60	0.50	35	18.90	0.64	78
PJ-21-02	16.50	0.22	17	22.50	0.56	36	18.00	0.59	71
PJ-21-36	18.00	0.18	15	19.50	0.43	30	12.00	0.57	91
PJ-21-37	18.00	0.19	16	19.50	0.42	31	12.00	0.63	73
PJ-21-45	21.00	0.24	18	19.50	0.53	32	13.50	0.49	46
PJ-21-46	30.00	0.25	18	13.50	0.57	36	11.90	0.41	55
PJ-21-60	16.50	0.31	27	15.00	0.74	40	15.00	0.59	80
PJ-21-61	16.50	0.39	31	15.00	0.61	31	16.50	0.57	67
PJ-21-62	16.50	0.34	35	13.50	0.57	34	18.00	0.60	49
PJ-21-63	15.00	0.28	28	18.00	0.48	30	15.00	0.47	57
PJ-21-74	9.00	0.19	15	22.50	0.55	41	13.50	0.52	67
PJ-21-75	16.50	0.18	15	16.50	0.65	42	12.00	0.51	82
PJ-21-87				19.50	0.76	46	9.00	0.70	100
PJ-21-88				19.50	0.73	39	15.00	0.73	79

As the holes are drilled vertically the mineralization represents true width (depth)

The plans for 2022 include an additional 14 holes to confirm the extent of the resource.

"We are thrilled to be able to advance another Avino asset in the Oxide Tailings Deposit” said David Wolfin, President and CEO. “The timing is certainly serendipitous with Avino’s conversion to dry stack tailings being in sight, and the move to decommission its tailings facility nearing completion. With other successful reprocessing projects under development or already in operation in Mexico, we feel that our timing of this project is on point and aligned with global industry standards on tailings management. Gold grades are better than anticipated, and we are excited to understand the implications for the total resource. We continue to follow the recommendations set out in the aforementioned PEA and believe that the Oxide Tailings project factors significantly into the Company’s growth strategy of achieving intermediate producer status."

April 7, 2022 - Avino Silver & Gold Mines Ltd. – News Release

AVINO REPORTS ENCOURAGING RESULTS FROM ITS 110 HOLE DRILL CAMPAIGN ON THE OXIDE TAILINGS PROJECT

INCLUDING 0.76 AU G/T OVER 19.5 METRES IN THE RECENT - OXIDE ZONE

Oxide Tailings Project

The oxide tailings deposit is located to the southwest of the Avino mine and mill complex and is the current tailings facility for the Avino mill. Over Avino’s 54-year history the mine has operated for various periods of time and as such, generated different types of tailings. There are 3 distinct zones of tailing identified that correspond to the timeline of extraction from the earlier operations. The historic oxides are tailings that were generated prior to the 1980’s from the open pit mine on Avino’s property. The recent oxides consist of tailings from the processing operation from the 1980’s until the late 1990’s. Finally, the sulfide tailings are the recent tailings from when the operation recommenced in 2011.

Avino is completing its conversation to dry stack tailings and when complete we will decommission the current tailings pond, potentially opening this area to reprocessing.

The tailings were drilled with a 2” sonic drill, which was drilled to the underlying bedrock. The use of the sonic drilling technique provides high quality information and representative granulometry and grade samples. The bedrock is sloped so that the depth of each hole can vary significantly depending on the drill hole location. The presented drill results detail the depth and assay values of each layer of tailings, noting that many of the holes penetrated more than one layer of tailings. The figures below show the drill holes in plan view as well as the longitudinal section that shows the depth of each layer of tailings.

Figure 1

Figure 1 shows the oxide tailings in plan view with the drill holes in Red and Blue from the 2021 program, the green indicates holes that may still be drilled, and the drill holes in light blue are from the 2015/2016 program.

April 7, 2022 - Avino Silver & Gold Mines Ltd. – News Release

AVINO REPORTS ENCOURAGING RESULTS FROM ITS 110 HOLE DRILL CAMPAIGN ON THE OXIDE TAILINGS PROJECT

INCLUDING 0.76 AU G/T OVER 19.5 METRES IN THE RECENT - OXIDE ZONE

Figure 2

Figure 2 shows the longitudinal section of the oxide tailings with the red material being the Historic oxides, the orange being the Recent Oxides and the green being the Sulphide Zone. Two small units of Historic Sulphides (dark green) and remnants of erosion control rock (brown) are present above the Historic Oxide Zone on the southeast slope. The vertical scale of the section has been exaggerated by a factor of 3 to better illustrate the geometry of the deposit.

Sampling and Assay Methods

Following detailed geological and geotechnical logging, drill core samples were cut in half. One half of the core was submitted to SGS Laboratory facility in Durango, Mexico, and the other half is retained on-site for verification and reference. Gold is assayed by fire assay with an AA finish. Any samples exceeding 3.0 gold grams/tonne are re-assayed and followed by a gravimetric finish. Multi-element analyses are also completed for each sample by SGS ICP14B methods. Any copper values exceeding 10,000 ppm (1%) are-assayed using ICP 90Q. Silver is fire assayed with a gravimetric finish for samples assaying over 100 grams/tonne.

Avino uses a series of standard reference materials (SRMs), blank reference materials (blanks), and duplicates as part of their QA/QC program during analysis of assays.

Qualified Person(s)

Avino's projects in Durango, Mexico are under the geoscientific oversight of Michael F. O’Brien, P.Geo., Senior Principal Consultant, Red Pennant Communications, and under the supervision of Peter Latta, P.Eng, Avino’s VP, Technical Services, who are both qualified persons within the context of NI 43-101. Both have reviewed and approved the technical data in this news release.

About Avino

Avino is primarily a silver producer from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver, gold and copper production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in a safe, environmentally responsible, and cost-effective manner, while contributing to the well-being of the communities in which we operate. We encourage you to connect with us on Twitter at @Avino and on LinkedIn at Avino Silver & Gold Mines. To view the Avino Mine VRIFY tour, please click here.

On Behalf of the Board

“David Wolfin”

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

April 7, 2022 - Avino Silver & Gold Mines Ltd. – News Release

AVINO REPORTS ENCOURAGING RESULTS FROM ITS 110 HOLE DRILL CAMPAIGN ON THE OXIDE TAILINGS PROJECT

INCLUDING 0.76 AU G/T OVER 19.5 METRES IN THE RECENT - OXIDE ZONE

This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the amended mineral resource estimate for the Company’s Avino Property located near Durango in west-central Mexico (the “Avino Property”) with an effective date of January 13, 2021, and as amended on December 21, 2021, and the Company’s updated mineral resource estimate for La Preciosa with an effective date of October 27, 2021, prepared for the Company, and references to Measured, Indicated, Inferred Resources referred to in this press release.  These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; the COVID-19 pandemic; volatility in the global financial markets; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws. For more detailed information regarding the Company including its risk factors, investors are directed to the Company’s Annual Report on Form 20-F and other periodic reports that it files with the U.S. Securities and Exchange Commission.

References to Measured & Indicated Mineral Resources and Inferred Mineral Resources in this press release are terms that are defined under Canadian rules by National Instrument 43-101 (“NI 43-101”).  On October 31, 2018, the US Securities and Exchange Commission adopted Item 1300 of Regulation S-K (“Regulation SK-1300”) to modernize the property disclosure requirements for mining registrants, and related guidance, under the Securities Act of 1933 and the Securities Exchange Act of 1934.  All registrants are required to comply with Regulation SK-1300 for fiscal years ending after January 1, 2021.  Accordingly, the Company must comply with Regulation SK-1300 for its fiscal year ending December 31, 2021, and thereafter, and the Company will no longer utilized Industry Guide 7.  Regulation SK-1300 uses the Committee for Mineral Reserves International Reporting Standards (“CRIRSCO”) based classification scheme for mineral resources and mineral reserves, that includes definitions for inferred, indicated, and measured mineral resources.  U.S. Investors are cautioned not to assume that any part of the mineral resources in these categories will ever be converted into probable or proven mineral reserves within the meaning of Regulation S-K 1300.